02055697

PT Multimedia

October 30, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

RECD S.E.C.
OCT 30 2002
1083

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing the Company's third quarter results.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão
Lídia Falcão

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

Enclosure

**PT – Multimédia,**
**Serviços de Telecomunicações e Multimédia, SGPS, S.A.**
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Multimedia

**PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.**

Public Company
Registered Office: Av. 5 de Outubro, no. 208, Lisbon
Collective Person no. 504 453 513
Registered in the Lisbon Registrar of Companies under no. 8357
Share Capital: 78,448,464 Euros

## PT MULTIMEDIA reports results[1] for the nine months period ended September 30, 2002

**Lisbon, Portugal, October 29, 2002** – PT Multimedia today announced unaudited results for the nine months ended September 30, 2002. Consolidated revenues amounted to EUR 497 million, whilst consolidated EBITDA reached EUR 53 million. Net Loss for the period totalled EUR 119 million.

On a comparable basis, consolidated revenues maintained growth rates above 20% and EBITDA increased by over 73%, mostly due to TV Cabo's performance.

PT Multimedia's results, namely third quarter 2002 results, reflect a very positive performance on several levels:

- Sustainable growth and significant improvement of operating margins in TV Cabo's pay-TV and broadband Internet access services:
    - Broadband Internet access subscribers almost tripled when compared with September 2001 figures, reaching 114 thousand. Pay-TV client base exceeded 1,265 thousand subscribers, representing an 16% increase over the first nine months of 2001;
    - TV Cabo's revenues increased by 33% over the first nine months of 2001 and EBITDA almost doubled, exceeding EUR 48 million. EBITDA margin in the first nine months of 2002 surpassed 18%, representing a 5.7 pp growth;
    - TV Cabo posted a Net Profit of EUR 1.3 million for the first nine months of 2002, an improvement over the break-even achieved during the first half of 2002. Additionally, EBITDA minus CAPEX became positive in the amount of EUR 5.3 million.
- Positive consolidated EBIT in the third quarter of 2002;
- Strict control of cash-out items which is most evident at the CAPEX level with a 28% reduction over the first nine months of 2001;
- Positive consolidated EBITDA minus CAPEX in the third quarter of 2002.

In October, PT Multimedia announced an agreement that will allow it to restructure its balance sheet, reducing its debt and related interest by EUR 600 million and goodwill by EUR 207 million, through the sale to Portugal Telecom (PT) of its stake in PTM.com (100%), Páginas Amarelas (24,75%), and Sportinveste Multimédia (50%).

This transaction will allow PT Multimedia to strength its financial situation, whilst maintaining its strong presence in the same distribution platforms (cable, satellite, broadband Internet and cinema exhibition). There will also be a more efficient usage of the PT Group's assets avoiding the duplication of efforts and costs.

Since this transaction will be effective as of September 30, 2002, the results presented herein still include the results of PTM.com, Páginas Amarelas and Sportinveste Multimedia.

[1] Unaudited results.

## KEY HIGHLIGHTS

### Financial Results [2]

(all figures in thousands of Euro)

| | 9M 01 | Pro-Forma 9M 01 | 9M 02 | % Chg. 9M 02/9M 01 | % Chg. 9M 02/PF 9M 01 |
|---|---|---|---|---|---|
| **Revenues** | | | | | |
| TV Cabo | 198.876 | 198.876 | 265.340 | 33,4% | 33,4% |
| Lusomundo | 205.590 | 175.134 | 176.318 | -14,2% | 0,7% |
| PTM.com | 40.069 | 40.069 | 58.765 | 46,7% | 46,7% |
| Adjustments and Holding | (1.295) | (1.295) | (3.386) | -161,5% | -161,5% |
| **Total** | **443.240** | **412.784** | **497.037** | **12,1%** | **20,4%** |
| **EBITDA** | | | | | |
| TV Cabo | 25.001 | 25.001 | 48.514 | 94,0% | 94,0% |
| Lusomundo | 18.434 | 19.684 | 11.215 | -39,2% | -43,0% |
| PTM.com | (8.088) | (8.088) | (3.143) | 61,1% | 61,1% |
| Adjustments and Holding | (6.111) | (6.111) | (3.631) | 40,6% | 40,6% |
| **Total** | **29.236** | **30.486** | **52.955** | **81,1%** | **73,7%** |
| **EBIT** | **(20.786)** | **(18.935)** | **(6.221)** | **70,1%** | **67,1%** |
| **Consolidated Net Income /(Loss)** | **(44.255)** | **(44.225)** | **(118.656)** | **-168,1%** | **-168,3%** |
| **Investments, of which:** | **681.602** | **681.602** | **77.600** | **-88,6%** | **-88,6%** |
| CAPEX | 80.893 | 80.893 | 58.463 | -27,7% | -27,7% |
| Financial | 600.709 | 600.709 | 19.137 | -96,8% | -96,8% |
| **EBITDA -CAPEX** | **(51.657)** | **(50.407)** | **(5.508)** | **89,3%** | **89,1%** |
| **Debt** | **687.623** | **687.623** | **706.801** | **2,8%** | **2,8%** |
| **EBITDA Margin** | **6,6%** | **7,4%** | **10,7%** | **4,1 p.p.** | **3,3 p.p.** |

- **Consolidated Revenues: EUR 497 million,** a 20.4% growth over the first nine months of 2001 (excluding Deltapress from the consolidation);
- **TV Cabo's Revenues: EUR 265.3 million**, a 33.4% increase over the first nine months of 2001;
- **Lusomundo's Revenues: EUR 176.3 million**, a 0.7% increase when compared with the same period last year (excluding Deltapress from the consolidation). The performance of Lusomundo's revenues was once again restrained by the decrease in advertising spend, and favourably influenced by the audiovisuals division, namely by the performance of the videogames' segment;
- **PTM.com's Revenues (ISP/ASP and Portals): EUR 58.8 million,** which compares with EUR 40.1 million for the first nine months of 2001, representing a 46.7% growth. The effects of "PRAI" (Proposal for Internet Access Offer) are only reflected in the current year's revenues;
- **Consolidated EBITDA: EUR 53.0 million,** a 73.7% increase over the first nine months of 2001 (excluding Deltapress from the consolidation);
- **TV Cabo's EBITDA: EUR 48.5 million**, which corresponds to almost two times the figures for the first nine months of 2001, and an EBITDA margin of 18.3%. TV Cabo's EBITDA in the third quarter of 2002 exceeded 19%.
- **Lusomundo's EBITDA: EUR 11.2 million,** which compares with 19.7 million for 2001 (excluding Deltapress from the consolidation). Lusomundo's EBITDA decreased due to the EUR 10.1 million drop in advertising revenues and the EUR 1.4 million increase in provisions, in spite of the measures taken to control operating, the practical effects of which have yet to be fully realyzed;
- **PTM.com's EBITDA: negative EUR 3.1 million**, which compares with negative EUR 8.1 million for the first nine months of 2001;
- **Consolidated EBIT for the third quarter of 2002: positive EUR 1.0 million**;
- **Net Loss: EUR 118.7 million,** which compares with EUR 44.3 million in the first nine months of 2001. Net Loss for the first nine months of 2001 reflected an extraordinary gain of EUR 47.8 million

[2] During the first nine months of 2002, Deltapress was excluded form PT Multimedia's consolidated results, since, on June 20, 2002, the 79.5% stake held by PT Multimedia at Deltapress was exchanged by a 33.33% stake in VASP. Therefore, for a more accurate analysis, comparisons between the results for the first nine months of 2002 and the results for the first nine months of 2001 will be based on a pro-forma Income Statement for the first nine months of 2001 that does not include Deltapress in PT Multimedia's Consolidated Profit & Loss Statement.

related to the exchange of the 100% stake in Zip.net for a 17.94% stake in UOL. Furthermore, Net Loss for the first nine months of 2002 was affected by foreign exchange losses in the amount of EUR 11.9 million, accounted for following the sale of financial investments, and by a provision of EUR 26.4 million created to cover the devaluation risk of certain assets held by PTM.com's subsidiaries;

- On September 30, 2002, PT Multimedia's debt and related interest payable totalled EUR 769.2 million. However, on October 17, 2002, PT Multimedia entered into an agreement to sell to PT its stakes in PTM.com (100%), Páginas Amarelas (24.75%) and Sportinveste Multimédia (50%), as well as the shareholder loans and additional capital contributions that it has extended to these subsidiaries. This transaction will allow PT Multimedia to reduce its consolidated debt to around EUR 169.2 million.

## Pay-TV

| Pay-TV | 2001 | 9M 01 | 9M 02 | % Chg. 9M 02/9M 01 | % Chg. 9M 02/2001 |
|---|---|---|---|---|---|
| **Homes passed ('000)** | **2.286** | **2.267** | **2.367** | **4,4%** | **3,5%** |
| **Homes with two-way capacity ('000)** | **1.439** | **1.156** | **1.951** | **68,8%** | **35,6%** |
| **Subscribers ('000)** | **1.160** | **1.093** | **1.265** | **15,7%** | **9,1%** |
| Cable | 936 | 897 | 994 | 10,8% | 6,2% |
| DTH | 224 | 196 | 271 | 38,3% | 21,0% |
| **Premium Subscriptions ('000)** | **736** | **645** | **847** | **31,3%** | **15,1%** |
| Sports | 335 | 301 | 381 | 26,6% | 13,7% |
| Movies | 173 | 144 | 184 | 27,8% | 6,4% |
| Adult | 46 | 43 | 47 | 9,3% | 2,2% |
| Other | 181 | 157 | 235 | 49,7% | 29,8% |
| **Penetration rate (Cable)** | **45,2%** | **43,7%** | **46,4%** | **2,7 p.p.** | **1,2 p.p.** |
| **Pay to basic ratio** | **63,4%** | **59,0%** | **67,0%** | **7,9 p.p.** | **3,5 p.p.** |
| ARPU (EUR) | **18,2** | **18,0** | **19,0** | **5,6%** | **4,4%** |

- **Number of homes passed: 2,37 million**, 1.95 million of which have two-way capability;
- **Cable and DTH subscribers: 1,265 thousand**, a 15.7% growth over September 2001. By the end of September 2002, TV Cabo's pay-TV market share was estimated to be 82.8%;
- **Cable TV subscribers: 994 thousand**, a 10.8% increase when compared with the first nine months of 2001. Penetration rates now stand at 46.4%;
- **DTH subscribers: 271 thousand**, a 38.3% growth when compared with the first nine months of 2001;
- **Premium channel subscribers: 847 thousand**, a 31.3% increase over September 2001. The pay-to-basic ratio reached 67.0%. During the summer months of 2002, there were 27 thousand new subscribers to premium services, after a second quarter of strong growth (57 thousand net additions), mainly attributable to the increase in the number of Sport TV subscribers at the time of 2002 FIFA World Cup;
- **Pay-TV ARPU: EUR 19.0**, a 5.6% growth when compared with the first nine months of 2001, and a 4.4% increase over ARPU figures for 2001 (EUR 18.2).

## Lusomundo

| Lusomundo | 2001 | 9M 01 | 9M 02 | % Chg. 9M 02/9M 01 | % Chg. 9M 02/2001 |
|---|---|---|---|---|---|
| **Audiovisuals** | | | | | |
| Tickets Sold ('000) | 8.582 | 6.337 | 6.233 | -1,6% | n.m. |
| Lusomundo Cinemas | 1.894 | 1.355 | 1.313 | -3,1% | n.m. |
| Warner Lusomundo - Portugal | 6.688 | 4.982 | 4.920 | -1,2% | n.m. |
| Average Attendance Rates | | | | | |
| Lusomundo Cinemas | 21,2% | 20,9% | 18,9% | -2,0 p.p. | -2,3 p.p. |
| Warner Lusomundo - Portugal | 23,0% | 23,0% | 23,1% | 0,1 p.p. | 0,0 p.p. |
| **Media** | | | | | |
| Average Circulation per Edition | | | | | |
| Jornal de Notícias | 106.978 | 108.146 | 106.932 | -1,1% | 0,0% |
| Diário de Notícias | 61.119 | 60.970 | 54.291 | -11,0% | -11,2% |

### *Audiovisuals*

- **Tickets sold in Portugal: 6.2 million**, a 1.6% decrease when compared with the first nine months of 2001, since the films launched this year were less popular than those launched in the same period last year. Additionally, the negative effect of the unfavourable economic environment on consumption started to impact cinema attendance;
- **Audiovisuals revenues: EUR 78.5 million**, an 8.6% increase when compared with the first nine months of 2001, which was mainly due to the success of Sony PS2.

### *Media*

- **Jornal de Notícias (JN):** maintained its leading position in the general press segment. In September, the average daily circulation of JN reached 113 thousand copies, helped by the edition of a supplement dedicated to the events of September 11, 2001;
- **Diário de Notícias (DN):** during the first nine months of 2001, DN average daily circulation posted an 11% decrease when compared with the same period last year;
- **24 Horas:** continued to post a significant increase in its average daily circulation (18% when compared with the same period last year) due to content alterations in order to better meet the demands of its target audience;
- **Portuguese Edition of the National Geographic Magazine:** reached an average circulation of 84 thousand copies during the first nine months of 2002, a 15% growth when compared with figures for 2001 (excluding the promotional first edition);
- **Advertising Revenues: EUR 54.2 million,** a 15.6% decrease when compared with the first nine months of 2001, mostly due to the drop in advertising spend in the daily Portuguese press.

## Internet

| Internet | 2001 | 9M 01 | 9M 02 | % Chg. 9M 02/9M 01 | % Chg. 9M 02/2001 |
|---|---|---|---|---|---|
| **ISP** | | | | | |
| **Total Subscribers** ('000) | **680** | **633** | **987** | **55,9%** | **45,1%** |
| Dial Up Internet Access | 616 | 584 | 859 | 47,1% | 39,4% |
| Broadband Internet via Cable | 62 | 48 | 114 | 137,5% | 83,9% |
| Broadband Internet via ADSL | 2 | 1 | 14 | 1300,0% | 600,0% |
| **Total Dial Up Traffic** (million hours) | **36,70** | **27,90** | **25,20** | **-9,7%** | **n.m.** |
| **PORTALS (million)** | | | | | |
| **Sapo Network** | | | | | |
| Unique visitors per month (Dec./Jun.) | 2,04 | 1,40 | 2,01 | 43,6% | -1,5% |
| Page views per month (Dec./Jun.) | 170,8 | 146,0 | 159,0 | 8,9% | -6,9% |

### *ISP*

- **Number of broadband Internet access via cable subscribers: 114 thousand**, an increase of 52 thousand from December 2001 and over 2.4 times September 2001 figures. In the third quarter, which witnessed a significant increase in competition with the launch of several ADSL offers, the NetCabo service added 19 thousand new subscribers;

- **Number of dial-up subscribers: 859 thousand**, a 47.1% increase over September 2001, mostly due to the increase in the number of free Internet access service subscribers, attributable to the expansion of the residential dial-up market to consumers with lower income and/or lower usage levels, since there has been a significant migration of paid dial-up Internet access subscribers to broadband Internet access services;

- **Number of ADSL subscribers: 14 thousand**, which compares with 5 thousand subscribers at the end of June 2002. Since the launch of the ADSL broadband Internet access service in June 2002, PTM.com has become the leader in this business segment. Currently, this service has over 8 thousand new subscriptions per month.

### *Portals*

- **SAPO's page views:** 159 million in September 2002, an increase of 8.9% over September 2001;
- **Unique visitors:** 2.01 million in September 2002 up from 1.40 million in September 2001.

## MAIN DEVELOPMENTS DURING THE THIRD QUARTER OF 2002

- On October 17, 2002 PT Multimedia announced an agreement that will allow it to restructure its balance sheet, reducing its debt and related interest by EUR 600 million and goodwill by EUR 207 million, through the sale to Portugal Telecom (PT) of its stakes in PTM.com (100%), Páginas Amarelas (24,75%), and Sportinveste Multimédia (50%).

  The aggregate consideration for the acquisition of the equity in these three companies, as well as the contents and rights owned by them, will be EUR 199 million. Additionally PT will acquire at a book value of EUR 401 million the shareholder loans and additional capital contributions that PT Multimedia has extended to PTM.com and Sportinveste Multimédia.

  The completion of this transaction is subject to the approval of PT and PT Multimedia boards of directors and, assuming such approval is received, will be effective as of September 30, 2002.

- Since October 18, 2002, as a result of the court decisions which upheld as valid the withdrawal of the claims filed with the purpose of declaring null and void PT Multimedia's shareholder resolutions approving the Company's last three share capital increases becoming final and effective, the PTMZ, PTMX, PTMY and PTMW classes of PT Multimedia's shares are fungible with the PTM class of shares. Therefore, since October 18, 2002, all PT Multimedia's ordinary shares are traded as PTM shares.

- On August 9, 2002, PT Multimedia signed an agreement with RTP, the public broadcasting television network, to sell its stake in Porto TV, the company that produces the NTV channel. RTP will hold 100% of the share capital of this company as soon as the conditions of the agreement are fulfilled. Under the terms and conditions of this agreement, the distribution contact established between NTV and TV Cabo will remain in place and the presence of this news channel in TV Cabo's basic programming package is guaranteed to continue. This agreement also provides that from 2003 onward, NTV's remuneration may vary according to its performance measured in terms of audience levels.

- At the PT Multimedia Shareholder Meeting, held on August 2, 2002, it was decided that the number of members of the Board of Directors would increase from 11 to 15, under the terms of no. 1 of article 15 of the Articles of Association. After this Shareholder Meeting, PT Multimedia's Board of Directors elected a new Executive Committee composed of the following members:

  Chairman: Manuel Corrêa de Barros de Lancastre;

  Members: Luís Filipe de Medeiros Cravo Ribeiro; José Manuel da Graça Bau; Luís Miguel da Fonseca Pacheco de Melo; José Augusto Castelhano Nunes Egreja.

## OVERALL BUSINESS AND OPERATIONAL REVIEW

### Pay-TV

As at September 30, 2002, PT Multimedia's cable network reached 2.37 million homes, 1.95 million of which had two-way capabilities.

During the first nine months of 2002, the total number of Pay-TV subscribers reached 1,265 thousand (994 thousand cable subscribers and 271 thousand DTH subscribers), representing an 16% increase over the same period last year. TV Cabo's pay-TV market share by the end of September 2002 was estimated to be 82.8%.

During the third quarter of 2002, in spite of the increase in competition and the unfavourable economic environment, TV Cabo managed to add 34 thousand new Pay-TV subscribers, one thousand new clients more than in the same period last year.

The increase in the number of premium services subscribers exceeded 30%. At the end of September 2002, there were more than 847 thousand premium services subscribers, up from 645 thousand at the end of September 2001. Pay-to-basic ratio reached 67% compared to 59% at the end of September 2001.

During the summer months of 2002, there were 27 thousand new additional subscribers to premium services, after a second quarter of strong growth (57 thousand net additions), mainly attributable to the increase in the number of Sport TV subscribers at the time of 2002 FIFA World Cup.

In September 2002, TV Cabo launched the "temporary" Big Brother Famosos (Celebrities Big Brother) premium channel, which broadcasts Big Brother reality show 24 hours a day. The subscription price for this channel is EUR 5 per month. Premium movie channels subscribers have an additional discount of 20%. At the moment, Big Brother Famosos has more than 20 thousand subscribers.

During the first nine months of 2002, Pay TV ARPU reached EUR 19.0, a 5.6% increase when compared with the same period last year, and a 4.4% increase when compared with ARPU figures for 2001 (EUR 18.2).

### Media

#### *Newspapers*

**NEWSPAPERS - Average Circulation per Edition**

| Newspapers | 2001 | 9M 01 | 9M 02 | % Chg. 9M 02/9M 01 | % Chg. 9M 02/2001 |
|---|---|---|---|---|---|
| Jornal de Notícias | 106.978 | 108.146 | 106.932 | -1,1% | 0,0% |
| Diário de Notícias | 61.119 | 60.970 | 54.291 | -11,0% | -11,2% |
| 24H | 32.061 | 32.200 | 37.991 | 18,0% | 18,5% |
| Público | 55.273 | 55.729 | n.a. | n.a. | n.a. |
| Correio da Manhã | 102.280 | 102.884 | n.a. | n.a. | n.a. |
| Capital | 11.501 | 12.412 | n.a. | n.a. | n.a. |

Source: APCT and Lusomundo since June 2002

Jornal de Notícias maintained its leading position in the general press segment. During the first nine months of 2002, the average daily circulation of this newspaper reached 107 thousand copies, an 1.1% decrease when compared with the same period last year. This decline is mainly attributable to the fact that promotional activities were not as successful as the ones carried out in the first quarter of 2001 in connection with "Porto 2001 – European Capital of Culture", which enabled Jornal de Notícias to reach daily circulation levels of over 112 thousand copies.

During the third quarter of 2002, JN posted a strong increase in its average circulation levels. In September 2002, the average circulation of this newspaper reached 113 thousand copies, mostly due to a supplement on the events of September 11, 2001.

DN's average daily circulation decreased by 11% during the first nine months of 2002 when compared with the same period last year.

In a year marked by strong decreases in circulation levels (-2.3% during the first quarter according to APCT data), 24 Horas recorded significant growth in its average daily circulation (18% when compared with the same period last year). This performance of 24 Horas is mostly due to content alterations in order to better meet the demands of its target audience.

### *Magazines*

MAGAZINES - Average Circulation per Edition

| Magazine | 2001 | 9M 01 | 9M 02 | % Chg. 9M 02/9M 01 | % Chg. 9M 02/2001 |
|---|---|---|---|---|---|
| Grande Reportagem | 19.892 | 20.730 | 17.994 | -13,2% | -9,5% |
| Evasões | 24.482 | 25.060 | 21.632 | -13,7% | -11,6% |
| Volta ao Mundo | 30.298 | 31.438 | 36.470 | 16,0% | 20,4% |
| National Geographic Magazine | 79.673 | 81.727 | 84.510 | 3,4% | 6,1% |

Source: APCT and Lusomundo since Junho 2002

During the first nine months of 2002, the average circulation of the National Geographic Magazine exceeded 84 thousand copies, which represents a 15.2% growth over the same period last year, excluding the promotional first edition. During the third quarter of 2002, it is important to highlight the launch of the feature entitled "National Geographic 100 Best Wildlife Pictures", an edition for collectors with some of the best pictures ever published in this magazine.

Grande Reportagem underwent editorial and graphical updating and Volta ao Mundo average circulation levels exceeded 36 thousand copies. The official Playstation 2 magazine was launched in September 2002, with 30 thousand copies per edition. This magazine is targeted at videogames fans, with additionally features dedicated to cinema and music. Each edition of the "Playstation 2" magazine will be accompanied by a free DVD featuring playable demos of the most recent Sony launchings.

## Audiovisuals

### *Film Distribution*

During the first nine months of 2002, Lusomundo launched 58 new titles (19 in the third quarter), which brought around 6.3 million admissions to Portuguese movie theatres. Among the new titles, were "A Beautiful Mind", "Asterix & Obelix – Mission Cleopatra", "Vanilla Sky", "Monsters, Inc", "40 Days & 40 Nights", and "The Scorpion King". During this period, five of the "top ten" movies were distributed by Lusomundo.

### *Cinema Exhibition*

During the first nine months of 2002, Lusomundo's movie theatres in Portugal (Lusomundo Cinemas and Warner Lusomundo) had 6.2 million admissions, a 1.6% decrease when compared with the same period last year. During the third quarter of 2002, 1.9 million tickets were sold, 220 thousand less than in the same period last year, which was attributable to the fact that the films launched during this period were less popular than those launched in the same period last year. Additionally, during this third quarter, the negative effect of the unfavourable economic environment on consumption started to impact cinema attendance.

In September 2002, 12 new Warner-Lusomundo screens were opened at Forum Almada, with 2,800 seats. Lusomundo's Portuguese movie theatres circuit now has 130 screens (38 Lusomundo Cinemas' screens and 92 Warner Lusomundo's screens).

In Spain, the third quarter of 2002 was marked by the opening of the tenth Warner Lusomundo Sogecable multiplex, thus increasing the total number of screens to 104. The growth in the number of multiplexes during the two previous years has been mainly responsible for the increase in the number of tickets sold. During the first nine months of 2002, 5.1 million tickets were sold, a 14.3% increase over the same period last year. On a comparable basis, the number of tickets sold posted an approximate 9% decrease, due to the lesser impact of the films launched in 2002, the opening of new movie theatres by the competition, and the decrease in the number of seats available at the La Moreja multiplex due to refurbishment works.

***Video and videogames***
In the video business segment, Lusomundo launched the Walt Disney production "Monsters, Inc" in September 2002. 140 thousand units were sold and revenues exceeded EUR 1.7 million.

Despite the fact that Lusomundo no longer represents Warner's catalogue, video revenues decreased by only 2% when compared with the first nine months of 2001, mostly due to the very positive performance of independent producers (+91%) and the Disney catalogue (+27%).

In the video market, the DVD format has maintained its wide acceptance. There has also been an increase in the market of direct sales to consumers when compared with the rental market, which share decreased from 28% during the first nine months of 2000 to 24% in the first nine months of 2002.

In the video business segment, the third quarter was marked by a reduction, followed by the other console manufactures, of the Playstation 2 price to EUR 254.99. Currently, Playstation 2 consoles sold in Portugal exceed 100 thousand. As at the end of September 2002, 2.6 times more Playstations had been sold than in the same period last year and 2001 there were no competitors in this market segment.

**Internet**

***TV Cabo - Cable Broadband Internet Access Service (Netcabo)***
The number of TV Cabo broadband Internet subscribers posted a significant increase during the third quarter of 2002. At the end of September 2002, Netcabo had 114 thousand subscribers, corresponding to around 300 thousand users, an 83.9% growth when compared with December 2001, and a market share of around 66.7%.

During the third quarter, the competition among broadband Internet access services increased substantially with the launch of several ADSL offers supported by aggressive marketing campaigns. In spite of this, the Netcabo service added 19 thousand new subscribers in the third quarter (which compares with 20 thousand new subscribers in the second quarter of 2002).

The number of net additions per month registered during the third quarter has been maintained in October 2002. Currently, this service has over 120 thousand subscribers, and an average of 8 thousand new subscriptions per month.

ARPU for Netcabo's subscribers reached EUR 32.1 during the first nine months of 2002, a 2.2% increase when compared with the same period last year.

***PTM.com - Dial-up Access Service and ADSL Broadband Access Service***
Since the launch of the new broadband Internet access service in July, PTM.com has maintained a leading position in this market segment. At the end of September 2002, this service had 14 thousand subscribers, which compares with 5 thousand in June 2002. Currently, this service has over 8 thousand new subscriptions per month.

In September 2002 the number of Telepac's dial-up subscribers reached 859 thousand, which represents a 47.1% growth when compared with the same period last year. Throughout 2002, there has been a decrease in the subscriber base of paid dial-up services (-3.4% when compared with the same period last year), due to the migration of these subscribers to broadband Internet access services. The increase in

the number of dial-up services subscribers is, therefore, mostly due to the free dial-up Internet access service and attributable to the expansion of the residential dial-up market to consumers with lower income and/or lower Internet usage levels. In September 2002, the number of free dial-up Internet access service subscribers represented around 87.9% of the total number of PTM.com's dial-up subscribers.

During the first nine months of 2002, total dial-up traffic reached 25.2 million hours, a 9.7% decrease when compared with the same period last year. This drop reflects the impact of fixed price broadband Internet access services, with heavy users opting for faster access solutions at a fixed price.

***SAPO Portal***

During the third quarter of 2002, www.sapo.pt maintained its leading position among Portuguese portals. According to Marktest data for the period of May/June/July 2002, SAPO was still the leader in terms of share of mind (59.3%) among sites, portals, and search engines.

In September 2002, the number of page views amounted to 159 million, an 8.9% increase when compared with the same period last year, and unique visitors per month reached 2.01 million.

During the third quarter of 2002, the range of services provided by SAPO was further enhanced with the launch of a new game portal – SAPO Play. Available at http://play.sapo.pt, SAPO Play is the largest Portuguese game portal, using 60 servers for multiplayer games and with the capacity to support up until one thousand players at the same time. This new portal has a wide coverage on games for different types of platforms, namely, game consoles and PCs. The launch of SAPO Play is included in the PT Group's strategy for leading broadband Internet access services and contents. NetCabo and PTM.com ADSL's subscribers benefit of special conditions when using this new portal services.

## Consolidated Financial Results

During the first nine months of 2002, Deltapress was excluded from PT Multimedia's consolidation, since on June 20, 2002, Lusomundo sold its 79.5% stake in Deltapress to VASP and subscribed to a third of VASP's share capital, pursuant to the terms of the agreement signed in October 2001 with Impresa and Cofina. Deltapress' net loss during the first half of 2002 was recorded by the equity method of accounting. As of July 1, 2002, PT Multimedia started to record VASP by the equity method of accounting.

Therefore, for a more accurate analysis, comparisons between the results for the first nine months of 2001 and the results for the first nine months of 2002 are based on a pro-forma Income Statement for the first nine months of 2001 that excludes Deltapress from PT Multimedia's consolidation.

| | 9M 01 | Pro-Forma 9M 01 | 9M 02 | % Chg. 9M 02/9M 01 | % Chg. 9M 02/PF 9M 01 |
|---|---|---|---|---|---|
| **Revenues** | | | | | |
| TV Cabo | 198.876 | 198.876 | 265.340 | 33,4% | 33,4% |
| Lusomundo | 205.590 | 175.134 | 176.318 | -14,2% | 0,7% |
| *Audiovisuals* | *72.308* | *72.308* | *78.541* | *8,6%* | *8,6%* |
| *Media* | *101.617* | *101.617* | *96.487* | *-5,0%* | *-5,0%* |
| *Services* | *32.108* | *6.521* | *7.286* | *-77,3%* | *11,7%* |
| *Adjustments and Holding* | *(443)* | *(5.312)* | *(5.996)* | *s.s.* | *s.s.* |
| PTM.com | 40.069 | 40.069 | 58.765 | 46,7% | 46,7% |
| Adjustments and Holding | (1.295) | (1.295) | (3.386) | -161,5% | -161,5% |
| **Total** | **443.240** | **412.784** | **497.037** | **12,1%** | **20,4%** |
| **EBITDA** | | | | | |
| TV Cabo | 25.001 | 25.001 | 48.514 | 94,0% | 94,0% |
| Lusomundo | 18.434 | 19.684 | 11.215 | -39,2% | -43,0% |
| *Audiovisuals* | *9.326* | *9.326* | *9.618* | *3,1%* | *3,1%* |
| *Media* | *8.568* | *8.568* | *1.646* | *-80,8%* | *-80,8%* |
| *Services* | *461* | *1.612* | *1.920* | *316,5%* | *19,1%* |
| *Adjustments and Holding* | *79* | *178* | *(1.969)* | *n.m.* | *n.m.* |
| PTM.com | (8.088) | (8.088) | (3.143) | 61,1% | 61,1% |
| Adjustments and Holding | (6.111) | (6.111) | (3.631) | 40,6% | 40,6% |
| **Total** | **29.236** | **30.486** | **52.955** | **81,1%** | **73,7%** |
| **EBIT** | **(20.786)** | **(18.935)** | **(6.221)** | **70,1%** | **67,1%** |
| Interest and other financial expenses | (29.158) | (29.136) | (44.987) | -54,3% | -54,4% |
| Interest and other financial income | 4.539 | 4.534 | 11.257 | 148,0% | 148,3% |
| Equity in earnings (losses) of investees | (3.977) | (5.031) | (18.581) | -367,2% | -269,3% |
| Amortization of goodwill | (35.248) | (35.248) | (39.187) | -11,2% | -11,2% |
| Work force reduction program costs | - | - | (1.600) | n.m. | n.m. |
| Other non-operating income (losses), net | 46.096 | 46.140 | (15.971) | n.m. | n.m. |
| **Income /(Loss) Before Income Tax** | **(38.534)** | **(37.676)** | **(115.290)** | **-199,2%** | **-206,0%** |
| **Consolidated Net Loss Before Minority Interests** | **(41.210)** | **(40.903)** | **(118.443)** | **-187,4%** | **-189,6%** |
| **Consolidated Net Income /(Loss)** | **(44.255)** | **(44.225)** | **(118.656)** | **-168,1%** | **-168,3%** |

During the first nine months of 2002, PT Multimedia's consolidated operating revenues reached EUR 497.0 million, a 20.4% increase over pro-forma figures for the same period last year.

TV Cabo's revenues continued to post strong growth and accounted for 52.7% of total revenues, while Lusomundo's revenues represented 35.4%. Portal and ISP/ASP businesses revenues were responsible for 10.9% of total revenues.

EBITDA reached EUR 53.0 million, a 73.7% increase over pro-forma figures for the first nine months of 2001. This increase was achieved mostly due to the positive performance of TV Cabo. TV Cabo's EBITDA almost doubled, reaching EUR 48.5 million. PTM.com recorded an EBITDA of negative EUR 3.1 million, while Lusomundo obtained a positive EBITDA in the amount of EUR 11.2 million.

During the first nine months of 2002, PT Multimedia reported a Consolidated Net Loss of EUR 118.7 million, which compares with a Consolidated Net Loss of EUR 44.3 million in the first nine months of 2001.

Although the Operating Loss for the first nine months of 2002 (EUR 6.2 million) was an improvement over the Operating Loss for the first nine months of 2001 (EUR 18.9 million), Net Loss was higher due to the following reasons:

- Net Loss in the first nine months of 2001 included an extraordinary gain in the amount of approximately EUR 47.8 million, resulting from the exchange of the 100% stake held at Zip.net for a 17.94% stake in UOL;
- In the first nine months of 2002, foreign currency exchange losses in the amount of EUR 11.9 million were accounted for following the sale of UOL convertible bonds and related accumulated interest;
- In the first nine months of 2002, a provision of EUR 26.4 million was accounted for to cover the devaluation risk associated with certain assets held by PTM.com's subsidiaries;
- When compared with figures for the first nine months of 2001, subsidiaries' losses increased by EUR 14.6 million, due to the increase in the number of PT Multimedia's stakes in start-up companies that are still at an early stage of their operations and, as expected, showing net loss.

The amortization period of the goodwill associated with the acquisition of minority interests in PTM.com was changed from six to twenty years, since PTM.com's business plan indicates the latter as the most adequate period for investment recovery.

## Consolidated Debt

| Consolideted Debt Structure (thousands of Euros) | 31-Dec-01 | 30-Jun-02 | 30-Set-02 |
|---|---|---|---|
| **Short Term Debt** | **57.432** | **36.526** | **35.139** |
| Overdrafts and Bank Loans | 40.432 | 30.026 | 27.639 |
| Commercial Paper | 17.000 | 6.500 | 7.500 |
| **Medium and Long Term Debt** | **717.800** | **669.157** | **671.662** |
| Shareholder Loans | 677.776 | 604.647 | 604.647 |
| Commercial Paper | 39.988 | 64.488 | 67.000 |
| Bank Loans | 36 | 22 | 15 |
| **Total Debt** | **775.232** | **705.683** | **706.801** |
| **Cash and Cash Equivalents** | **33.238** | **31.510** | **33.100** |
| **Consolidated Net Debt** | **741.994** | **674.173** | **673.701** |

As at September 30, 2002, PT Multimedia's debt was EUR 706.8 million. Debt is composed almost entirely of shareholder loans made by Portugal Telecom (86%) and it mainly matures in the medium and long term (95%).

PT Multimedia's balance sheet includes an account payable to Portugal Telecom of EUR 62.4 million corresponding to interest on shareholders' loans.

On October 17, 2002, PT Multimedia entered into an agreement to sell to PT its stakes in PTM.com (100%), Páginas Amarelas (24.75%) and Sportinveste Multimédia (50%), as well as the shareholder loans and additional capital contributions that PT Multimedia has extended to these subsidiaries. Following this transaction, PT's shareholder loans to PT Multimedia shall be reduced by EUR 537.6 million, and interest in debt (EUR 62.4 million) shall be paid off. Consequently, PT Multimedia's consolidated debt shall be reduced to around EUR 169.2 million.

## Investment

Total investment during the first nine months of 2002 reached EUR 77.6 million. Financial investments amounted to EUR 19.1 million, mainly resulting from the acquisition of the remaining 4,186,593 PTM.com shares (EUR 8.1 million), and from the stake in VASP's share capital increase (EUR 3.5 million), which allowed Lusomundo to hold a 33.33% stake in this company's share capital.

| Total Invesment (thousands of Euros) | 9M 01 | 9M 02 | % Chg. 9M 01/9M 02 | 3Q 01 | 3Q 02 | % Chg. 3Q 01/3Q 02 |
|---|---|---|---|---|---|---|
| TV Cabo | 58.327 | 43.249 | -25,9% | 13.005 | 11.119 | -14,5% |
| Lusomundo | 10.087 | 12.962 | 28,5% | 5.274 | 5.295 | 0,4% |
| PTM.com | 312.759 | 11.053 | -96,5% | 4.948 | 1.882 | -62,0% |
| Other | 300.429 | 10.336 | -96,6% | 9.408 | 98 | -99,0% |
| **Total** | **681.602** | **77.600** | **-88,6%** | **32.635** | **18.394** | **-43,6%** |

CAPEX during the first nine months of 2002 reached EUR 58.5 million, a 27.7% decrease when compared with the same period last year. CAPEX weight as a percentage of revenues also decreased substantially (18.3% in the first nine months of 2002 compared with 11.8% in the same period last year).

The investment made was essentially used to expand TV Cabo's network, develop the audiovisuals business, and prepare the ISP infrastructure to allow the large scale launching of the ADSL broadband Internet access service.

The breakdown of CAPEX by business line is set out below:

| CAPEX (thousands of Euros) | 9M 01 | 9M 02 | % Chg. 9M 01/9M 02 | 3Q 01 | 3Q 02 | % Chg. 3Q 01/3Q 02 |
|---|---|---|---|---|---|---|
| TV Cabo | 58.327 | 43.249 | -25,9% | 13.005 | 11.119 | -14,5% |
| Lusomundo | 6.698 | 8.967 | 33,9% | 1.885 | 5.295 | 180,9% |
| PTM.com | 10.324 | 5.875 | -43,1% | 4.948 | 1.882 | -62,0% |
| Other | 5.544 | 372 | -93,3% | 5.418 | 98 | -98,2% |
| **Total** | **80.893** | **58.463** | **-27,7%** | **25.256** | **18.394** | **-27,2%** |
| **CAPEX/Revenues (%)** | **18,3%** | **11,8%** | **-6,5 p.p.** | **16,0%** | **10,8%** | **-5,2 p.p.** |

## TV Cabo

| TV CABO (thousands of Euros) | 9M 01 | 9M 02 | % Chg. 9M 01/9M 02 | 3Q 01 | 3Q 02 | % Chg. 3Q 01/3Q 02 |
|---|---|---|---|---|---|---|
| **Operating Revenues** | **198.876** | **265.340** | **33,4%** | **72.097** | **92.995** | **29,0%** |
| Services rendered | 191.369 | 255.406 | 33,5% | 68.670 | 88.627 | 29,1% |
| Sales of merchandise and products | 7.507 | 9.934 | 32,3% | 3.427 | 4.368 | 27,5% |
| **Operating Costs and Expenses** | **205.185** | **257.618** | **25,6%** | **74.415** | **89.610** | **20,4%** |
| Wages and salaries* | 20.585 | 21.754 | 5,7% | 4.828 | 6.047 | 25,2% |
| Costs of telecommunications | 18.096 | 18.996 | 5,0% | 6.589 | 6.227 | -5,5% |
| Programming costs | 68.739 | 88.936 | 29,4% | 23.967 | 31.137 | 29,9% |
| Network maintenance and repairs | 3.277 | 6.157 | 87,9% | 1.042 | 2.352 | 125,7% |
| Marketing and publicity | 9.258 | 7.335 | -20,8% | 2.903 | 2.123 | -26,9% |
| Other general and administrative | 49.197 | 62.214 | 26,5% | 21.204 | 22.002 | 3,8% |
| Costs of products sold | 8.061 | 9.584 | 18,9% | 3.527 | 4.270 | 21,1% |
| Depreciation and amortization | 31.310 | 40.792 | 30,3% | 11.473 | 14.425 | 25,7% |
| Provisions for doubtful receivables | 2.828 | 4.333 | 53,2% | 1.057 | 890 | -15,8% |
| Taxes other than income taxes | 1.087 | 1.141 | 5,0% | 314 | 334 | 6,4% |
| Other net operating income | (7.253) | (3.624) | 50,0% | (2.489) | (197) | 92,1% |
| **Operating Income/(Loss)** | **(6.309)** | **7.722** | **n.m.** | **(2.318)** | **3.385** | **n.m.** |
| **Income/(Loss) Before Income Tax** | **(7.771)** | **5.078** | **n.m.** | **(2.539)** | **1.837** | **n.m.** |
| **Income/(Loss) Before Minoritary Interestes** | **(8.943)** | **2.090** | **n.m.** | **(2.942)** | **797** | **n.m.** |
| **Net Income/(Loss)** | **(9.712)** | **1.344** | **n.m.** | **(3.233)** | **530** | **n.m.** |
| **EBITDA** | **25.001** | **48.514** | **94,0%** | **9.155** | **17.810** | **94,5%** |
| **EBITDA Margin** | **12,6%** | **18,3%** | **5,7 p.p.** | **12,7%** | **19,2%** | **6,5 p.p.** |

** In order to adopt the same rules Portugal Telecom uses in the preparation of its financial statements in accordance with international standards, PT Multimedia now includes the costs with temporary labor force under the caption "Other general and administrative", instead of under the caption "Wages and salaries". Therefore, in order to allow for an analysis of TV Cabo cost structure evolution, the costs associated with temporary labor force for the first nine months of 2001 were reclassified from "Wages and salaries" to "Other general and administrative".*

During the first nine months of 2002, TV Cabo's revenues reached EUR 265.3 million, a 33.4% increase from EUR 198.9 million in the same period last year.

Revenue growth was primarily due to the 15.7% increase in the number of pay-TV subscribers coupled with an ARPU increase of 5.6% resulting from the 7.9 pp increase in the pay-to-basic ratio. This growth was also supported by the 58% increase in broadband Internet revenues, which reached around EUR 31 in the first nine months of 2002, and the 75% increase in advertising revenues, which amounted to approximately EUR 9 million at the end of the first nine months of 2002.

During the third quarter of 2002, TV Cabo's EBITDA and EBITDA margin maintained the positive trend shown in previous quarters. Reflecting the expansion of broadband Internet and advertising, TV Cabo's EBITDA reached EUR 17.8 million in the third quarter of 2002, while EBITDA margin stood above 19%.

During the first nine months of 2002, TV Cabo's EBITDA amounted to EUR 48.5 million, which is almost twice as much as the EBITDA for the same period last year. EBITDA margin experienced an 5.7 pp increase over the same period last year and reached 18.3%.

TV Cabo posted a Net Profit of EUR 1.3 million for the first nine months of 2002, reinforcing the break-even reached during the first semester. Additionally, EBITDA minus CAPEX became positive in the amount of EUR 5.3 million.

During the first nine months of 2002, total investment made by TV Cabo amounted to around EUR 43.2 million, a 26% decrease when compared with the EUR 58.3 million invested in the first nine months of 2001. This drop in investment is mostly due to the decrease in rented terminal equipment and to the slow-down of IDTV investment effort.

## Lusomundo

In October 2001, Lusomundo, Impresa and Cofina signed an agreement to integrate the distribution activities of Deltapress (79.5% owned by Lusomundo and 20.5% owned by Cofina) and VASP (50% indirectly owned by Impresa and 50% owned by Cofina). The execution of this agreement was subject to obtaining a decision of non-opposition from the Industry, Commerce and Services Secretary of State. This decision was only obtained in June 2002.

On June 20, 2002, according to the terms of the agreement, Lusomundo sold VASP its 79.5% stake in Deltapress and subscribed to a capital increase in VASP, which allowed it to hold a third of VASP's share capital. Therefore Deltapress was excluded from Lusomundo's consolidation in the first nine months of 2002.

Deltapress' net income during the first half of 2002 was consolidated by Lusomundo at the percentage of Deltapress' capital held by Lusomundo at that time and is only reflected in Lusomundo's consolidated financial results. As of July 1, 2002, PT Multimedia started to consolidate 33.33% of VASP by the equity method.

In order to supply a more accurate analysis, comparisons between Lusomundo's results for the first nine months of 2002 and the first nine months of 2001 are based on a pro-forma Income Statement for the first nine months of 2001 that excludes Deltapress from Lusomundo's consolidation.

| REVENUES BREAKDOWN (thousands of Euros) | PF 9M 01 | 9M 02 | % Chg. 9M 02/PF 9M 01 | PF 3Q 01 | 3Q 02 | % Chg. 3Q 02/PF 3Q 01 |
|---|---|---|---|---|---|---|
| **Audiovisuals** | | | | | | |
| Theatrical Exhibition | 30.345 | 31.294 | 3,1% | 10.520 | 9.967 | -5,3% |
| Film Distribution | 5.692 | 4.661 | -18,1% | 1.909 | 1.427 | -25,2% |
| Exhibition Rights | 1.369 | 2.357 | 72,2% | 147 | 140 | -4,8% |
| Video | 20.806 | 20.382 | -2,0% | 7.440 | 6.199 | -16,7% |
| Videogames | 13.468 | 18.985 | 41,0% | 4.906 | 6.409 | 30,6% |
| Other | 628 | 862 | 37,3% | 81 | 231 | 185,2% |
| **Total** | **72.308** | **78.541** | **8,6%** | **25.003** | **24.373** | **-2,5%** |
| **Media** | | | | | | |
| Advertising | 64.287 | 54.230 | -15,6% | 20.113 | 16.157 | -19,7% |
| Copies Sold | 25.262 | 27.745 | 9,8% | 8.856 | 9.822 | 10,9% |
| Complementary Products | 6.098 | 9.237 | 51,5% | 2.230 | 3.694 | 65,7% |
| Editorial Noticias | 5.735 | 5.222 | -8,9% | 1.781 | 1.284 | -27,9% |
| Other | 235 | 53 | -77,4% | 8 | (31) | n.m. |
| **Total** | **101.617** | **96.487** | **-5,0%** | **32.988** | **30.926** | **-6,3%** |
| **Services (excl. intra-group transactions)** | | | | | | |
| Press and Magazines Distribution | 236 | 177 | -25,0% | 236 | 43 | -81,8% |
| Newspapers Printing | 1.119 | 1.323 | 18,2% | 451 | 480 | 6,4% |
| Video and Videogames Distribution | 147 | 87 | -40,8% | 42 | 31 | -26,2% |
| Other | 143 | 198 | 38,5% | 56 | 55 | -1,8% |
| | **1.645** | **1.785** | **8,5%** | **785** | **609** | **-22,4%** |
| Consolidation Adjustments | (436) | (495) | -13,5% | 98 | (41) | n.m. |
| **Consolidated Operating Revenues** | **175.134** | **176.318** | **0,7%** | **58.874** | **55.867** | **-5,1%** |

During the first nine months of 2002, Lusomundo's revenues reached EUR 176.3 million, a 0.7% growth over the same period last year (excluding Deltapress from the consolidation). The evolution of Lusomundo's revenues was once again restrained by the decrease in advertising spend, and favourably influenced by the audiovisuals division, namely by the performance of the videogames' segment.

During the first nine months of 2002, audiovisuals revenues amounted to EUR 78.5 million, which compares with EUR 72.3 million in the same period last year. Regarding the revenues of audiovisuals business segment, we would like to highlight the following:

- In spite of the increased competition, videogame revenues posted a 30% growth when compared with the third quarter of 2001, and a more than 53% increase over the second quarter of 2002;
- During the third quarter of 2002, cinema exhibition revenues were 5.3% lower than those in the same period last year, but only 1% lower than those in the second quarter of 2002. As already mentioned, films launched this year were less popular than those launched in the same period last year. Additionally, during this third quarter, the negative effect of the unfavourable economic environment on consumption started to be impact cinema attendance. In accumulated terms, cinema exhibition revenues increased by 3% when compared with the first nine months of 2002;

- Film distribution revenues decreased in the third quarter of 2002 when compared with the third quarter of 2001. This was primarily due to the fact that in 2001 Lusomundo distributed three of the top ten titles in that period – Shrek, Bridget Jones Diary and Pearl Harbour. Looking at accumulated figures, the decrease in film distribution revenues is related to the fact that, during the first nine months of 2001, all the top ten blockbusters were produced by Majors/Independent producers represented by Lusomundo, while in the same period this year, only five of the top ten blockbusters were distributed by Lusomundo;
- During the third quarter of 2002, video revenues decreased by 16.7% when compared with the same period last year, primarily due to the re-launch in May of Warner's catalogue, which is now directly sold by this Major. This catalogue, previously distributed by Lusomundo, represented in September 2001 around 26% of all Lusomundo's video sales. Over the second quarter of 2002, video revenues posted a 6.5% growth mainly related with the launch of "Monsters, Inc." in September.

During the first nine months of 2002, Lusomundo Media operating revenues amounted to EUR 96.5 million, a 5.0% decrease over the same period last year.

The unfavourable economic environment during the first nine months of 2002 had a negative impact on the advertising market, resulting in a EUR 10.1 million decrease (-15.6%) in Lusomundo's advertising revenues when compared with the same period last year. During the third quarter advertising spend decreased further. As a result, Lusomundo's advertising revenues in the third quarter decreased by almost 20% when compared with the same period last year.

The decrease in advertising revenues was partially compensated for an upsurge in newspaper revenues due to the increase in the cover price of most of the Group's newspapers; to 24 Horas's higher circulation levels; and to the increase in the number of products sold in connection with promotional campaigns carried out by Jornal de Notícias.

| LUSOMUNDO | Audiovisuals | | Media | | Services | | Adjustments and Holding | | TOTAL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| (thousands of Euros) | 9M 01 | 9M 02 | 9M 01 | 9M 02 | PF 9M 01 | 9M 02 | 9M 01 | 9M 02 | PF 9M 01 | 9M 02 | % Chg. |
| **Operating Revenues** | **72.308** | **78.541** | **101.617** | **96.487** | **6.521** | **7.286** | **(5.312)** | **(5.996)** | **175.134** | **176.318** | **0,7%** |
| **Operating Costs** | **67.779** | **73.778** | **96.149** | **97.832** | **6.669** | **7.123** | **(5.990)** | **(4.444)** | **164.607** | **174.289** | **5,9%** |
| Cost of Sales | 19.569 | 24.589 | 24.308 | 21.640 | 867 | 984 | (113) | (274) | 44.631 | 46.939 | 5,2% |
| Third Party Services | 36.850 | 40.414 | 38.595 | 40.629 | 2.209 | 2.358 | (6.593) | (5.600) | 71.061 | 77.801 | 9,5% |
| Wages and Salaries | 6.266 | 7.275 | 29.598 | 30.656 | 1.925 | 2.097 | 769 | 794 | 38.558 | 40.822 | 5,9% |
| Depreciation and Amortization | 4.797 | 4.855 | 3.100 | 2.991 | 1.760 | 1.757 | (500) | (417) | 9.157 | 9.186 | 0,3% |
| Provisions | 134 | (302) | 1.187 | 2.076 | - | 4 | 172 | 74 | 1.493 | 1.852 | 24,0% |
| Taxes Other Than Income Taxes | 204 | 191 | 152 | 138 | 16 | 26 | (3) | 140 | 369 | 495 | 34,1% |
| Other Operating Costs | (41) | (3.244) | (791) | (298) | (108) | (103) | 278 | 839 | (662) | (2.806) | -323,9% |
| **Operating Income/(Loss)** | **4.529** | **4.763** | **5.468** | **(1.345)** | **(148)** | **163** | **678** | **(1.552)** | **10.527** | **2.029** | **-80,7%** |
| Amortization of Goodwill | - | - | 1.535 | 1.574 | 8 | 129 | 1 | 142 | 1.544 | 1.845 | 19,5% |
| Net Financial Results | (239) | (2.062) | (2.597) | (2.127) | (747) | (729) | (1.630) | (2.177) | (5.213) | (7.095) | -36,1% |
| Work Force Reduction Program Costs | - | - | - | (1.600) | - | - | - | - | - | (1.600) | n.m. |
| Net Extraordinary Results | (1.372) | (1.746) | (603) | (12) | 826 | 2.616 | (1.128) | 274 | (2.277) | 1.132 | n.m. |
| **Income/(Loss) Before Income Tax** | **2.918** | **955** | **733** | **(6.658)** | **(77)** | **1.921** | **(2.081)** | **(3.597)** | **1.493** | **(7.379)** | **n.m.** |
| Income Tax | 684 | 587 | 2.060 | 222 | 158 | (172) | (638) | (525) | 2.264 | 112 | -95,1% |
| **Net Income/(Loss) Before Minority Interests** | **2.234** | **368** | **(1.327)** | **(6.880)** | **(235)** | **2.093** | **(1.443)** | **(3.072)** | **(771)** | **(7.491)** | **-871,6%** |
| **Net Income/(Loss)** | **2.005** | **88** | **(1.443)** | **(6.986)** | **(373)** | **1.658** | **(1.348)** | **(1.300)** | **(1.159)** | **(6.540)** | **-464,3%** |
| **EBITDA** | **9.326** | **9.618** | **8.568** | **1.646** | **1.612** | **1.920** | **178** | **(1.969)** | **19.684** | **11.215** | **-43,0%** |
| **EBITDA Margin** | **12,9%** | **12,2%** | **8,4%** | **1,7%** | **24,7%** | **26,4%** | **-3,4%** | **32,8%** | **11,2%** | **6,4%** | **-4,8 p.p.** |

During the first nine months of 2002, Lusomundo's EBITDA reached EUR 11.2 million, which compares with EUR 19.6 million in the same period last year (excluding Deltapress from the consolidation). EBITDA margin stood at 6.4%, 4.8 pp below the EBITDA margin for the first nine months of 2001.

The decrease in Lusomundo's EBITDA is mostly due to the decrease in the media business segment's EBITDA (EUR 6.9 million less than in the first nine months of 2001) as a result of the drop in advertising revenues.

The audiovisual business segment's EBITDA reached EUR 9.6 million, which represents a 3% growth. EBITDA margin in this business segment now stands at 12.2%.

The increase in the cover price of most newspapers and the decrease in paper costs were not enough to offset the EUR 10.1 million drop in advertising revenues, which led to a reduction in the EBITDA for the media business segment from EUR 8.6 million in the first nine months of 2001 to EUR 1.6 million in the first nine months of 2002. The media business segment's EBITDA was further affected by the increase in

provisions in the amount of around EUR 1.4 million, mostly to cover the risk of devaluation of promotional articles.

Although Lusomundo posted operating income, it accounted for a net loss of EUR 6.5 million in the first nine months of 2002. This was mainly due to negative Financial Results in the amount of EUR 7.1 million and to work force reduction program costs in the media business segment, which totalled around EUR 1.6 million.

## PTM.com

| PTM.COM (thousands of Euros) | 9M 01 | 9M 02 | % Chg. 9M 01/9M 02 |
|---|---|---|---|
| **Operating Revenues:** | **40.069** | **58.765** | **46,7%** |
| Services rendered | 39.619 | 56.961 | 43,8% |
| Sales of merchandise and products | 450 | 1.804 | 300,9% |
| **Operating Costs and Expenses:** | **56.848** | **70.304** | **23,7%** |
| Wages and salaries* | 11.833 | 10.327 | -12,7% |
| Costs of telecomunications | 15.896 | 31.609 | 98,8% |
| Costs of products sold | 447 | 1.384 | 209,6% |
| Marketing and publicity | 3.858 | 5.599 | 45,1% |
| Other general and administrative | 16.070 | 13.559 | -15,6% |
| Depreciation and amortization | 8.691 | 8.396 | -3,4% |
| Provision for doubtful receivables | 270 | 903 | 234,4% |
| Other net operating income | (532) | (1.630) | -206,4% |
| Taxes other than income taxes | 315 | 157 | -50,2% |
| **Operating Income / (Loss) (a)-(b)** | **(16.779)** | **(11.539)** | **31,2%** |
| **Income /(Loss) Before Income Tax** | **12.236** | **(68.080)** | **n.m.** |
| **Consolidated Net Loss Before Minority Interests** | **12.132** | **(68.128)** | **n.m.** |
| **Consolidated Net Income /(Loss)** | **14.408** | **(68.085)** | **n.m.** |
| **EBITDA** | **(8.088)** | **(3.143)** | **61,1%** |
| **EBITDA Margin** | **-20,2%** | **-5,3%** | **14,9 p.p.** |

** In order to adopt the same rules Portugal Telecom uses in the preparation of its financial statements in accordance with international standards, PT Multimedia now includes the costs with temporary labor force under the caption "Other general and administrative", instead of under the caption "Wages and salaries". Therefore, in order to allow for an analysis of PTM.com cost structure evolution, the costs associated with temporary labor force for the first nine months of 2001 were reclassified from "Wages and salaries" to "Other general and administrative".*

During the first nine months of 2002, PTM.com consolidated revenues reached EUR 58.8 million compared to EUR 40.1 million in the same period last year.

ISP and ASP revenues reached EUR 52.6 million compared to EUR 33.4 million in the first nine months of 2001, representing a 57.7% growth. It should be noted, however, that the effects of "PRAI" (Proposal for Internet Access Offer) are only reflected in the current year's revenues.

Portal services' revenues in Portugal amounted to EUR 3.5 million, which compares with EUR 3.2 million in the first nine months of 2001.

However, it should be pointed out that portal services' revenues in the first nine months of 2002 are not directly comparable with figures for 2001 due to the following reasons:

- Pursuant to the agreement signed in August 2001 with Sportinveste, PTM.com's stake in Infordesporto was transferred to Sportiveste Multimedia. Thus, this company was no longer included in PTM.com's consolidated results as of January 1, 2002.
- Effective as of September 30, 2002, PTM.com sold its 70% stake in Academia Global to this subsidiary's minority shareholder. During the first half of 2002, PTM.com fully consolidated Academia Global's results, since as at June 30, 2002 it still held 70% of this company. However, since on the date the accounts for the first nine months of 2002 were closed Academia Global was no longer held by PTM.com, its results in the first nine months of 2002 were excluded from PTM.com's consolidation and recorded by the equity method of accounting.

On a comparable basis, i.e., excluding Infordesporto and Academia Global from the consolidation in 2001, portal services' revenues in Portugal posted a 40.0% growth, reaching EUR 3.5 million in 2002 compared to EUR 2.5 million in 2001.

Portal revenues in Brazil (related to Investnews) consolidated by PTM.com amounted to EUR 847 thousand during the first nine months of 2002.

Operating costs, excluding depreciation and amortization, reached EUR 61.9 million, a 28.6% growth over the same period last year. On a comparable basis, i.e., excluding Infordesporto and Academia Global from the consolidation in 2001, this increase in operating costs excluding depreciation and amortization would have totalled 42.4%. This performance reflects: the increase in telecommunication

costs due to the implementation of "PRAI" and the expansion of ADSL service; the changes in the conditions of backbone rental; and the marketing effort related to the re-launching of the ADSL service.

The evolution of wages and salaries and general and administrative costs reflects a series of measures that have been implemented since June 2002 in order to promote efficiency and to reduce cash-out. These measures namely involved the concentration in a sole executive committee of the executive committees of PTM.com, Telepac and Saber e Lazer (Sapo), the reduction in staff, and the centralization of purchases at the level of PT Multimedia.

EBITDA for the first nine months of 2002 was negative, amounting to negative EUR 3.1 million, which compares with negative EUR 8.1 million in the same period last year, representing a 61.1% increase. On a comparable basis, PTM.com's EBITDA increased by 45.2%.

Net Loss reached EUR 68.1 million. This Net Loss includes EUR 8.5 million of goodwill amortization, EUR 7.3 million of interest expenses, EUR 8.3 million of losses in affiliated companies, and EUR 26.4 million in provisions to cover the risk of devaluation of certain assets owned by PTM.com's subsidiaries.

In addition, PTM.com's Net Loss during the first nine months of 2002 was negatively affected by foreign currency exchange losses in the amount of EUR 11.9 million following the sale of UOL convertible bonds and related accumulated interest.

Although the Operating Loss for the first nine months of 2002 is EUR 5.2 million lower than that of the same period last year, Net Loss is higher, primarily due to the fact that during the first half of 2001 PTM.com had an extraordinary gain of around EUR 47.8 million resulting from the exchange of its 100% stake in Zip.Net for a 17.94% stake in UOL.

## Páginas Amarelas

| PAGINAS AMARELAS (thousands of Euros) | 9M 01 | 9M 02 | % Chg. 9M 02/9M 01 | 3Q 01 | 3Q 02 | % Chg. 3Q 02/3Q 01 |
|---|---|---|---|---|---|---|
| **Operating Revenues** | **88.771** | **88.992** | **0,2%** | **45.876** | **45.412** | **-1,0%** |
| Printed Directories | 85.509 | 84.550 | -1,1% | 44.670 | 43.903 | -1,7% |
| OAYP | 678 | 684 | 0,9% | 230 | 231 | 0,4% |
| Internet | 2.185 | 3.300 | 51,0% | 819 | 1.204 | 47,0% |
| **Net Revenues** | **59.083** | **59.640** | **0,9%** | **30.193** | **30.040** | **-0,5%** |
| **Operating Income** | **13.664** | **14.346** | **5,0%** | **10.027** | **10.407** | **3,8%** |
| **Net Income** | **9.328** | **8.970** | **-3,8%** | **6.587** | **6.770** | **2,8%** |
| **Páginas Amarelas Contribution to PT-Multimédia Net Income** | **2.309** | **2.220** | **-3,8%** | **1.630** | **1.676** | **2,8%** |

*Note:*
*Net Revenues correspond to approximately 65% of Operating Revenues. The difference is accounted for by payments to Portugal Telecom, which include royalties, database usage and billing services.*

In spite of the sharp decrease in advertising spend, Páginas Amarelas' operating revenues remained at the same level as revenues in the first nine months of 2001. This performance is mainly attributable to the positive contribution of the Internet service (+ EUR 1.1 million), which has been gathering general acceptance.

During the first nine months of 2002, Páginas Amarelas' Operating Income totalled EUR 14.3 million, up from EUR 13.7 million in the same period last year, which represents a 5.0% growth.

Net Income for the first nine months of 2002 (EUR 9.0 million) was lower than figures for the same period last year, since in 2001 Páginas Amarelas had Extraordinary Earnings in the amount of EUR 805 thousand, while this year's Extraordinary Earnings reached only EUR 130 thousand.

### Note

*Except for historic information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes*

*and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.*

**Attachments**

Table I - Consolidated Statements of Income for the nine months period ended September 30, 2001 and September 30, 2002;

Table II - Pro-forma Consolidated Statement of Income for the nine months period ended September 30, 2001, excluding Deltapress from the consolidation, and Consolidated Statement of Income for the nine months period ended September 30, 2002;

Table III - Consolidated Balance Sheets as at December 31, 2001, and September 30, 2002.

**Contact**

Lídia Falcão
PT Multimedia
Telephone: 21 782 47 25
Fax: 21 782 47 35
E-mail: lidia.m.falcao@pt-multimedia.pt

## TABLE I

## PT-MULTIMEDIA– SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2002

(amounts in thousands of Euros)

| | 9M 01 | 9M 02 |
|---|---|---|
| **Operating Revenues:** | **443.240** | **497.037** |
| Services rendered | 330.784 | 398.343 |
| Sales of merchandise and products | 112.456 | 98.694 |
| **Operating Costs and Expenses:** | **464.026** | **503.258** |
| Wages and salaries | 80.473 | 76.921 |
| Costs of telecommunications | 32.017 | 47.015 |
| Depreciation and amortization | 50.022 | 59.176 |
| Subsidies | (291) | (401) |
| Programming costs | 62.570 | 78.885 |
| Maintenance and repairs | 3.277 | 12.925 |
| Own work capitalized | (5.886) | (1.513) |
| Costs of products sold | 75.990 | 57.906 |
| Marketing and publicity | 28.387 | 25.781 |
| Other general and administrative | 133.508 | 145.816 |
| Provision for doubtful receivables, inventories and other | 4.224 | 7.088 |
| Other net operating income | (2.616) | (8.312) |
| Taxes other than income taxes | 2.351 | 1.971 |
| **Operating Income /(Loss)** | **(20.786)** | **(6.221)** |
| **Other income (expenses):** | **(17.748)** | **(109.069)** |
| Interest expenses | (26.314) | (22.935) |
| Other financial expenses | (2.844) | (22.052) |
| Interest income | 3.288 | 9.455 |
| Other financial income | 1.251 | 1.802 |
| Equity in earnings (losses) of investees | (3.977) | (18.581) |
| Amortization of goodwill | (35.248) | (39.187) |
| Work force reduction program costs | - | (1.600) |
| Other non-operating income (losses), net | 46.096 | (15.971) |
| **Income /(Loss) Before Income Tax** | **(38.534)** | **(115.290)** |
| Provision for income taxes | (2.676) | (3.153) |
| **Consolidated Net Loss Before Minority Interests** | **(41.210)** | **(118.443)** |
| Losses/(Income) applicable to minority interests | (3.045) | (213) |
| **Consolidated Net Income /(Loss)** | **(44.255)** | **(118.656)** |
| **EBITDA** | **29.236** | **52.955** |
| **EBITDA Margin** | **6,6%** | **10,7%** |

Multimedia

## TABLE II

## PT-MULTIMEDIA– SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, AND SUBSIDIARIES

PRO-FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2001, EXCLUDING DELTAPRESS FROM THE CONSOLIDATION
AND
CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2002

(amounts in thousands Euros)

| | Pro-Forma 9M 01 | 9M 02 |
|---|---|---|
| **Operating Revenues:** | **412.784** | **497.037** |
| Services rendered | 330.622 | 398.343 |
| Sales of merchandise and products | 82.162 | 98.694 |
| **Operating Costs and Expenses:** | **431.719** | **503.258** |
| Wages and salaries | 77.088 | 76.921 |
| Costs of telecommunications | 32.017 | 47.015 |
| Depreciation and amortization | 49.421 | 59.176 |
| Subsidies | (291) | (401) |
| Programming costs | 62.570 | 78.885 |
| Maintenance and repairs | 3.277 | 12.925 |
| Own work capitalized | (5.886) | (1.513) |
| Costs of products sold | 53.490 | 57.906 |
| Marketing and publicity | 28.356 | 25.781 |
| Other general and administrative | 127.851 | 145.816 |
| Provision for doubtful receivables, inventories and other | 4.176 | 7.088 |
| Other net operating income | (2.678) | (8.312) |
| Taxes other than income taxes | 2.328 | 1.971 |
| **Operating Income /(Loss)** | **(18.935)** | **(6.221)** |
| **Other income (expenses):** | **(18.741)** | **(109.069)** |
| Interest expenses | (26.292) | (22.935) |
| Other financial expenses | (2.844) | (22.052) |
| Interest income | 3.283 | 9.455 |
| Other financial income | 1.251 | 1.802 |
| Equity in earnings (losses) of investees | (5.031) | (18.581) |
| Amortization of goodwill | (35.248) | (39.187) |
| Work force reduction program costs | - | (1.600) |
| Other non-operating income (losses), net | 46.140 | (15.971) |
| **Income /(Loss) Before Income Tax** | **(37.676)** | **(115.290)** |
| Provision for income taxes | (3.227) | (3.153) |
| **Consolidated Net Loss Before Minority Interests** | **(40.903)** | **(118.443)** |
| Losses/(Income) applicable to minority interests | (3.322) | (213) |
| **Consolidated Net Income /(Loss)** | **(44.225)** | **(118.656)** |
| | | |
| **EBITDA** | **30.486** | **52.955** |
| **EBITDA Margin** | **7,4%** | **10,7%** |

## Table III

## PT-MULTIMEDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001, AND SEPTEMBER 30, 2002

(Amounts in thousands Euros)

| | December, 31 2001 | September, 30 2002 |
|---|---|---|
| **Current Assets:** | | |
| Cash and cash equivalents | 33.238 | 33.100 |
| Accounts receivable-trade, net | 126.993 | 136.184 |
| Accounts receivable-other, net | 69.349 | 67.742 |
| Inventories, net | 26.182 | 26.929 |
| Prepaid expenses and other current assets | 11.520 | 24.043 |
| Deferred taxes | 18.533 | 18.607 |
| Total current assets | 285.815 | 306.605 |
| **Investments, net** | 507.028 | 264.276 |
| **Fixed Assets, net** | 330.208 | 328.306 |
| **Intangible Assets, net** | 52.846 | 45.106 |
| **Goodwill, net** | 824.055 | 764.216 |
| Total assets | 1.999.952 | 1.708.509 |
| **Current Liabilities:** | | |
| Short term debt and current portion of medium and long-term debt | 57.432 | 35.139 |
| Accounts payable-trade | 139.835 | 206.107 |
| Accounts payable-other | 107.674 | 48.976 |
| Accrued expenses | 43.088 | 66.161 |
| Taxes payable | 17.469 | 10.483 |
| Deferred income | 7.382 | 6.961 |
| Deferred taxes | 3.815 | 6.712 |
| Total current liabilities | 376.695 | 380.539 |
| **Medium and Long-Term Debt** | | |
| Medium and long term debt | 40.025 | 67.015 |
| Shareholders | 677.776 | 604.647 |
| | 717.801 | 671.662 |
| **Other Non-Current Liabilities** | 74.058 | 105.479 |
| Total liabilities | 1.168.554 | 1.157.680 |
| **Minority Interests** | 21.517 | 19.268 |
| **Shareholders' equity:** | | |
| Share capital | 78.448 | 78.448 |
| Reserves | 1.103.724 | 571.769 |
| Retained earnings | (281.112) | - |
| Net profit for the year | (91.179) | (118.656) |
| Total equity | 809.881 | 531.561 |
| Total liabilities and shareholders' equity | 1.999.952 | 1.708.509 |